UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F  ☐

At the extraordinary general meeting (“EGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on December 11, 2023, the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

•	Seo, Chul-Soo

2)	Election of a Non-Standing Director as a Member of the Audit Committee

•	Kim, Sung-Eun
2.	Voting Result

Agenda	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	450,715,559	403,129,481 (89.4%)
2)	330,361,733	139,113,215	137,966,034 (99.2%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on November 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: December 11, 2023